July 31, 2017

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea F. Hahn

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-211728 and 811-22857)

Post-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;

Amendment No. 9 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-211729 and 811-22352)

Post-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;

Amendment No. 9 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-211733 and 811-22353)

Post-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933;

Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Dear Ms. Hahn:

This letter is in response to additional comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 28, 2017, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

This letter responds to a staff request for additional information regarding comments relating to the Registrants’ Registration Statements that were originally addressed in a letter to the staff dated July 25, 2017 (“Original Letter”).

We have, for the convenience of the Staff, repeated below the additional Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

1.

In the Original Letter, the Staff asked the Registrants to revise the introductory paragraph to the “Summary of Terms”, specifically, the first sentence which states that “The following summary is qualified entirely by the detailed information appearing elsewhere in this prospectus (the “Prospectus”) and in the statement of additional information and by the terms and conditions of the Limited Liability Company Agreement of Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Fund Agreement”)”. The Staff noted that the summary must be accurate, but the Registrant can refer investors to other documents for more information. Registrants respectfully declined to make any change in response to the comment, stating that the “Summary of Terms” is accurate but, because it is a summary, necessarily cannot contain all disclosure that appears elsewhere in the Registration Statement.

U.S. Securities and Exchange Commission

July 31, 2017

The Staff now repeats this comment, reiterating its view that the summary must be accurate, but can refer to other documents.

Response: In response to the Staff’s additional Comment, each Registrant has revised its Registration Statement as follows:

The following summary is qualified ~~entirely~~ by the detailed information appearing elsewhere in this prospectus (the “Prospectus”) and in the statement of additional information and by the terms and conditions of the Limited Liability Company Agreement of Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Fund Agreement”).

2.

In the Original Letter, with respect to the disclosure in the sub-section “Investment Manager Selection Process” of the “Summary” section, the Staff noted that it was not clear whether the Registrant is relying on exemptions or relief from Section 17 of the 1940 Act, which, among other things, prohibits a registered investment company from investing more than 5% of its assets in a single registered investment company and asked the Registrants to clarify the disclosure. Registrants respectfully declined to make any change in response to the comment and noted that, in response to a previous comment in 2013 accepted by the Staff, Registrants have disclosed, and reiterate, that the Master Fund has not applied for and does not rely on any exemptive order regarding prohibitions on affiliated transactions. Additionally, as a supplemental response to the Staff, Registrants noted that the Master Fund may from time to time rely on Rule 17a-6 (the “portfolio affiliate” rule).

The Staff now repeats this comment, asking the Registrants to revise the disclosure to clarify, per their supplemental response, that the Master Fund does not currently rely on an exemptive order.

Response: In response to the Staff’s additional Comment, each Registrant has revised its Registration Statement as follows:

The Funds do not have an order from the SEC permitting any affiliated transactions, and the ~~The~~Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions.

3.

In the Original Letter, with respect to the disclosure in the sub-section “Purchasing Shares” of the “Summary” section, the Staff noted that Registrant states that “The minimum initial and additional investments may be reduced by the Board of Directors.” The Staff stated that, since the Registrant is a fund of hedge funds, it is the Staff’s view is that the minimum investment can never be reduced below $25,000. Registrants respectfully declined to make any change in response to the comment, noting that they have agreed, as have other fund of hedge funds registered under the 1933 Act, to limit the sale of the funds to sophisticated investors and further to utilize an initial purchases minimum of $25,000.

The Staff now repeats this comment, asking the Registrants to revise the disclosure to clarify, per their response, that the Board of Directors will not waive the minimum investment below $25,000.

Response: In response to the Staff’s additional Comment, each Registrant has revised its Registration Statement as follows:

The minimum ~~initial and~~ additional investments may be reduced by the Board of Directors.

4.

In the Original Letter, the Staff noted that the “Use of Proceeds; Cash Equivalents” sub-section of the “Types of Investments and Related Risk Factors” states that “The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the

U.S. Securities and Exchange Commission

July 31, 2017

investment objectives and policies of the Master Fund as soon as practicable, consistent with normal market conditions and the availability of suitable investments, and in any event not more than after six months of receipt.” The Staff asked Registrants to explain reason why the investment of net proceeds may be delayed for up to six months, per Guide 1 of the Guidelines to Form N-2. Registrants respectfully declined to make any changes in response to the comment, noting that the current disclosure was added in response to a prior comment (2013) and clearly states that the Registrant anticipates investing proceeds shortly after receipt and in any event not more than after six months.

The Staff now repeats this comment, asking the Registrants to revise the disclosure to clarify that net proceeds will generally be invested within 3 months, but not more than 6 months after receipt.

Response: In response to the Staff’s additional Comment, each Registrant has revised its Registration Statement as follows:

The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the investment objectives and policies of the Master Fund as soon as practicable, consistent with normal market conditions and the availability of suitable investments, generally within three months of receipt, and in any event, not more than after six months of receipt.

5.

In the Original Letter, the Staff noted that “Distributions to Members” sub-section of the “Taxes” section states that “Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) each Member’s tax basis in its Shares and any such amount in excess of such basis will be treated as gain from the sale of Shares, as discussed below.” The Staff asked Registrants to highlight that shareholders who receive a payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when, in fact, they are not and that shareholders should not assume that the source of the distribution from the Registrant is net profit; to clarify the language by adding “or reduce the potential taxable loss on the sale of the shares;” and to disclose that the reduction of the tax basis may reduce the potential taxable loss on the sale of the shares. Registrants respectfully declined to make any change in response to the comment, noting that they do not make any distributions other than Regulated Investment Company distributions and that such distributions do not include returns of capital.

The Staff now repeats this comment, asking the Registrants to revise the disclosure to clarify, per their response, that distributions generally will not include returns of capital.

Response: In response to the Staff’s additional Comment, each Registrant has revised its Registration Statement as follows:

Although not anticipated, distributions ~~Distributions~~ by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) each Member’s tax basis in its Shares and any such amount in excess of such basis will be treated as gain from the sale of Shares, as discussed below.

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes

U.S. Securities and Exchange Commission

July 31, 2017

Abigail P. Hemnes